NO ACT

PE
1-6-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

09035300

Received SEC
FEB 17 2009
Washington, DC 20549

February 17, 2009

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-17-09

Re: The Dow Chemical Company
Incoming letter dated January 6, 2009

Dear Mr. Mueller:

This is in response to your letter dated January 6, 2009 concerning the shareholder proposal submitted to Dow by William Steiner. We also have received a letter on the proponent's behalf dated January 30, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 17, 2009

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: The Dow Chemical Company
Incoming letter dated January 6, 2009

The proposal recommends that the board take the steps necessary to adopt cumulative voting.

We are unable to concur in your view that Dow may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Dow may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Jay Knight
Attorney-Adviser

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

January 30, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Dow Chemical Company (DOW)
Rule 14a-8 Proposal by William Steiner
Cumulative Voting

Ladies and Gentlemen:

This responds to the January 6, 2009 no action request regarding this rule 14a-8 proposal. The attached precedents from the early January 2009 appear to have at least some application to this no action request:

Bank of America Corporation (January 6, 2008)
Motorola, Inc. (January 7, 2008)

This proposal has the following resolved statement (emphasis added):

Cumulative Voting

RESOLVED: Cumulative Voting. Shareholders recommend that our Board take the steps necessary to adopt cumulative voting. Cumulative voting means that each shareholder may cast as many votes as equal to number of shares held, multiplied by the number of directors to be elected. A shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates. Under cumulative voting shareholders can withhold votes from certain poor-performing nominees in order to cast multiple votes for others.

Statement of William Steiner

Cumulative voting won 54%-support at Aetna and greater than 51%-support at Alaska Air in 2005 and in 2008. It also received greater than 53%-support at General Motors (GM) in 2006 and in 2008. The Council of Institutional Investors www.cii.org recommended adoption of this proposal topic. CalPERS also recommend a yes-vote for proposals on this topic.

The above supporting statement from this proposal:

"Cumulative voting won 54%-support at Aetna and greater than 51%-support at Alaska Air in 2005 and 2008. It also received greater than 53%-support at General Motors (GM) in 2006 and 2008"

illustrates the strong support for cumulative voting in 2008 at Alaska Air (>51%) and General Motors (>53%) and both companies had majority voting for directors. Plus both General Motors and Alaska Air are incorporated in Delaware as is Dow Chemical.

Shareholders who voted more than 51% in favor of cumulative voting knew that Delaware corporation Alaska Air had majority voting because this text was in the management opposition statement (emphasis added):

Moreover, *in March 2006, **the Board adopted a majority voting policy*** under which director nominees must receive a majority of the votes cast in uncontested elections. In any non-contested election of directors, any director nominee who receives a greater number of votes "withheld" from his or her election than votes "for" such election shall immediately tender his or her resignation. The Board is then required to act on the recommendation of the Governance and Nominating Committee on whether to accept or reject the resignation, or whether other action should be taken. The Board believes that the Company's majority voting standard gives stockholders a meaningful say in the election of directors, making cumulative voting unnecessary.

Shareholders who voted more than 53% in favor of cumulative voting knew that Delaware corporation General Motors had majority voting because this text was in the management opposition statement (emphasis added):

GM's Board of Directors believes that cumulative voting would be inconsistent with its recent adoption of majority voting for directors and would not promote better performance by directors. In 2006, GM's Board amended the Corporation's Bylaws to adopt majority voting in the election of directors. GM's Bylaws provide that, in order to be elected in any uncontested election, nominees for election as directors of the Corporation must receive a majority of the votes cast by the holders of shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. As described elsewhere in this proxy statement, in contested elections directors will be elected by the vote of a plurality of the shares present in person or by proxy at the meeting and entitled to vote on the election of directors. When cumulative voting is combined with a majority voting standard, difficult technical and legal issues can arise. One risk created by combining cumulative voting with majority voting is that in an uncontested election where a minority of stockholders desire to express their discontent, a small group of stockholders could thwart the will of the majority by cumulating their votes to force the rejection of one or more nominees supported by a majority of the stockholders.

Each of the above proposals receiving strong support did not have text addressing the blending of cumulative voting with majority voting.

The company January 6, 2009 letter failed to produce one precedent where a cumulative voting proposal was excluded based on a similar (i)(3) argument. If the company is asking for an unprecedented exclusion the company should acknowledge this and produce a higher standard for purported support. The company fails to support its argument by claiming that Delaware companies must chose between cumulative voting and a majority voting standard for election of directors.

The company argues that shareholders who gave greater than 50% support to cumulative voting at Delaware companies should simply be ignored and henceforth be prevented from voting on this topic without precedent. The company does not address the number of Delaware companies that currently have cumulative voting and majority voting.

The company did not cite one example of Institutional Shareholder Services or RiskMetrics recommending that shareholders reject cumulative voting proposals due to a company's provision for majority voting.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
William Steiner

W. Michael McGuire <wmmcguire@dow.com>

January 7, 2009

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Motorola, Inc.
Incoming letter dated December 1, 2008

The proposal recommends that the board take the steps necessary to adopt cumulative voting.

We are unable to concur in your view that Motorola may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Motorola may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Jay Knight
Attorney-Adviser

January 6, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bank of America Corporation
Incoming letter dated November 26, 2008

The proposal recommends that the board take steps necessary to adopt cumulative voting.

We are unable to concur in your view that Bank of America may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Bank of America may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Bank of America may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Bank of America may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

Julie F. Bell
Attorney-Adviser

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

January 6, 2009

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 22013-00029

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *The Dow Chemical Company*
Stockholder Proposal of John Chevedden (Steiner)
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, The Dow Chemical Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2009 Annual Meeting of Stockholders (collectively, the "2009 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof submitted by John Chevedden (the "Proponent") purportedly in the name of William Steiner as his nominal proponent.

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2009 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent and his nominal proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the

Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> RESOLVED: Cumulative Voting. Shareholders recommend that our Board take the steps necessary to adopt cumulative voting. Cumulative voting means that each shareholder may cast as many votes as equal to number of shares held, multiplied by the number of directors to be elected. A shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates. Under cumulative voting shareholders can withhold votes from certain poor-performing nominees in order to cast multiple votes for others.

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We believe that the Proponent has exceeded the one proposal limitation of Rule 14a-8(c) and does not satisfy the ownership requirements of Rule 14a-8(b) for the reasons addressed in a separate no-action request submitted concurrently herewith and, accordingly, that the Proposal is excludable on those bases. In addition, we believe that the Proposal may be excluded from the 2009 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading.

ANALYSIS

The Proposal May Be Excluded under Rule 14a-8(i)(3) Because the Proposal Is Impermissibly Vague and Indefinite so as to Be Inherently Misleading.

Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. For the reasons discussed below, the Proposal is so vague and indefinite as to be misleading and, therefore, is excludable under Rule 14a-8(i)(3).

The Staff consistently has taken the position that stockholder proposals are misleading and therefore excludable under Rule 14a-8(i)(3) when "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."); and *Fuqua Indus., Inc.* (avail. Mar. 12, 1991) (concurring with the exclusion of a proposal so vague that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal."). In this regard, the Staff has permitted the exclusion of a variety of stockholder proposals, including proposals requesting changes to the procedures used for the election of directors. *See, e.g.*, *Dow Jones & Company, Inc.* (Mar. 9, 2000) (concurring with the exclusion of a proposal requesting the adoption of a novel method for electing directors as vague and indefinite under Rule 14a-8(i)(3)).

In the instant case, neither the Company nor its stockholders can determine the measures requested by the Proposal because it is unclear how the Proposal is intended to operate with respect to provisions in the Company's existing Bylaws providing for majority voting in uncontested director elections. Section 2.7 of the Company's Bylaws (the "Majority Voting Provisions") states:

> Directors shall be elected by the vote of a majority of the votes cast; except that, notwithstanding the foregoing, Directors shall be elected by a plurality of the votes cast if as of the record date for such meeting the number of nominees exceeds the number of Directors to be elected. For purposes of the foregoing sentence, a majority of the votes cast means that the number of shares voted "for" a Director nominee must exceed the number of shares voted "against" that Director nominee.

Because the Proposal contains no limitation on the circumstances in which cumulative voting is to apply, the Company must conclude that the Proposal requests the implementation of cumulative voting for all elections of directors, both uncontested elections of directors in which the Majority Voting Provisions apply as well as contested elections.[1] Therefore, in order to

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[1] Under Section 214 of the Delaware General Corporation Law, the law under which the Company is incorporated, a company's certificate of incorporation may provide that cumulative voting is available "at all elections of directors of the corporation, or at elections held under specified circumstances." Many commentators have suggested that cumulative voting makes the most sense in the context of contested elections. *See, e.g.*, Edward J. Durkin, "Effects of Contested Elections and Cumulative Voting on Companies Electing Directors by Majority Vote," *available at* http://cii.org.previewyoursite.com/majority/pdf/Ed

[Footnote continued on next page]

implement the Proposal, the Company would need to reconcile the operation of the Proposal and the Majority Voting Provisions. However, any attempt to do so results in numerous, conflicting interpretations of the Proposal, because the Proposal is vague and indefinite as to which votes may be cumulated.

The Proposal is vague and indefinite because it is impossible to ascertain which votes the Proposal permits to be cumulated; specifically, whether both "for" and "against" votes may be cumulated, or whether only "for" votes may be cumulated. Under the Majority Voting Provisions, in an uncontested election, stockholders may cast one of two kinds of votes in the election of a director: "for" or "against." The Majority Voting Provisions specifically state that "votes cast" consist of votes "for" and votes "against." The Proposal is ambiguous as to whether it provides that only "for" votes may be cumulated, or that both "for" and "against" votes may be cumulated. The Proposal states that "[a] shareholder may cast all such cumulated votes *for* a single candidate or split votes between multiple candidates" and "shareholders can withhold votes from certain poor performing nominees in order to cast multiple votes *for* others" (emphasis added). This language is susceptible to at least two interpretations, depending upon the meaning attributed to the word "for." The word "for" can mean, among other things, "in favor of" or "with regard to." Webster's New World Dictionary 190 (Modern Desk ed. 1979). If "for" means "in favor of," the Proposal refers to stockholders cumulating one of the two kinds of votes that can be cast. That is, "for" votes (and not "against" votes) can be "cumulated" and "cast" for candidates. Alternatively, if the word "for" means "with regard to," the Proposal imposes no limitation on the kind of vote that can be cumulated, and a stockholder could choose to cumulate both "for" and "against" votes and cast all of his or her cumulated votes "with regard to" one or several candidates.[2]

[Footnote continued from previous page]

%20Durkin's%20Responses%20to%20Majority%20Voting%20Questions.pdf (last visited Jan. 5, 2009). However, the Proposal does not state that it is requesting that cumulative voting apply only in contested elections, and the Company does not question the merits of the Proposal in this request. *See* Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14") (noting that the Staff has "no interest in the merits of a particular proposal"). If the Proponent intends for the Proposal to apply only in the context of contested elections, the failure of the Proposal to state that fact clearly is a further justification for excluding the Proposal as vague and therefore misleading.

[2] There appears to be some question as to whether under Delaware state law "against" votes can be cumulated. We are not aware of any legislative guidance or judicial case law that definitively addresses the issue, reiterating the need for the Proposal to be clear as to what it provides for on this point. Nevertheless, the possibility that certain interpretations could violate state law does not affect the ambiguity inherent in the language of the Proposal:

[Footnote continued on next page]

The consequences of this ambiguity as to what voting arrangement the Proposal provides for are significant, as demonstrated by a simple example. Suppose a company with bylaw provisions identical to the Majority Voting Provisions has 300 shares outstanding and has three stockholders, each holding 100 shares. The company proposes a slate of three nominees for three available director seats, so the election is not contested. As provided in the Proposal, "each stockholder may cast as many votes as equal to number of shares held, multiplied by the number of directors to be elected" or 300 votes. Two stockholders support the slate and cast their votes "for" each of the nominees equally (for a total of 200 "for" votes with respect to each of the three nominees). The third stockholder opposes one of the nominees. If the Proposal allows only votes "for" a nominee to be cumulated, then all three directors will be elected. Although the third stockholder could cast 100 votes "against" the undesired nominee, the number of votes cast "for" the nominee (200) would exceed the number of votes "against" (100). However, if the Proposal allows any kind of vote to be cumulated, the third stockholder could cast 300 votes "against" the undesired nominee, and such nominee would not be elected.[3]

The Staff previously has recognized that when implementation of a stockholder proposal would require reconciliation with the operation of existing policies but is ambiguous as to how the proposal is to be implemented, the proposal is vague and indefinite and therefore may be excluded under Rule 14a-8(i)(3). For example, in *Pinnacle West Capital Corp.* (avail. Mar. 11, 2008, reconsideration denied Mar. 28, 2008), the proposal requested that the company

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[Footnote continued from previous page]

under one reading only "for" votes may be cumulated, while under another reading both "for" and "against" votes may be cumulated. *See Pinnacle West Capital Corp.* (avail. Mar. 11, 2008, reconsideration denied Mar. 28, 2008) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite when the company argued that some of the possible interpretations of the proposal could violate Arizona law).

3 Significantly, this issue does not arise in a plurality voting system. Under plurality voting, all that matters is that a director nominee receive more votes than other nominees. Thus, even if cumulative voting applied in an uncontested election, "against" votes are not provided for, as they have no effect. As long as one stockholder votes for a candidate (whether or not that stockholder cumulates its votes) the candidate will be elected. In contrast, as demonstrated by the foregoing example, whether "against" votes can be cumulated is of critical significance under a majority voting regime. The Proponent is well aware of the Company's Majority Voting Provisions, as last year the Proponent (through nominal proponent Nick Rossi) submitted a proposal to the Company requesting that it adopt majority voting for uncontested elections, which proposal was excluded from the Company's proxy materials because the Company had substantially implemented it. *See The Dow Chemical Co.* (avail. Mar. 3, 2008).

adopt majority voting for directors, such that "director nominees shall be elected by the affirmative vote of the majority of votes cast." The company already provided for cumulative voting in the election of directors because it was required to do so under Arizona law. The company noted that there were multiple interpretations of what constituted a "majority of votes cast" under a cumulative voting system, and therefore, neither the company nor its stockholders could determine what actions would be taken under the proposal. In denying the proponent's request for reconsideration, the Staff reiterated its view that the proposal was excludable under Rule 14a-8(i)(3), noting that "the proposal does not indicate how a 'majority of votes cast' would be determined." *Pinnacle West Capital Corp. (Recon.)* (avail. Mar. 28 2008). *See also JPMorgan Chase & Co.* (avail. Jan. 31, 2008) (concurring with the exclusion of a proposal seeking to amend the "bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call special meeting compared to the standard allowed by applicable law on calling a special meeting" as vague and indefinite where it was unclear how the proposal was intended to operate in the context of applicable Delaware law); *Prudential Financial, Inc.* (avail. Feb. 16, 2007) (concurring with the exclusion under Rule 14a-8(i)(3) as "vague and ambiguous" of a proposal that failed to define "senior management incentive compensation programs" in light of the company's variety of existing compensation plans); and *Safescript Pharmacies, Inc.* (avail. Feb. 27, 2004) (concurring with the exclusion of a proposal that requested options be expensed according to "FASB guidelines" but did not determine which of the methods provided in such guidelines should be used).

In the instant case, to implement the Proposal, the Company must reconcile the requirements of the Proposal with the existing Majority Voting Provisions. As noted in correspondence to the Staff dated March 25, 2008 in *Pinnacle West Capital Corp.*, "the compatibility of majority voting and cumulative voting is far from clear," with the result that there are many uncertainties as to how cumulative voting would operate under a majority voting regime, and there is no uniform or commonly accepted approach to resolving this issue.[4] The

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[4] Many experts view cumulative voting as inconsistent with the objectives of a majority-voting regime. For example, an Institutional Shareholder Services White Paper notes that "[c]umulative voting implies plurality voting, since the former only makes sense with the latter." Stephen Deane, "Majority Voting in Director Elections: From the Symbolic to the Democratic," ISS Institute for Corporate Governance, 1543 PLI/Corp, 331, 338 n.2 (2005). The Proposal does not request that the Company eliminate the Majority Voting Provisions. (If the Proponent's intention is that the Company both adopt cumulative voting and eliminate the Majority Voting Provisions, the Proposal's failure to state that fact clearly is a further justification for excluding the Proposal as vague and therefore misleading.) However, the fact that it may not be advisable to apply the two voting regimes at the same time goes to the merits of the Proposal and is not relevant for this analysis. *See* SLB 14, *supra*, note 1.

[Footnote continued on next page]

Proposal does not indicate whether the Company is to resolve this issue by providing that both "for" and "against" votes may be cumulated, or that only "for" votes may be cumulated. Instead, the Proposal can be interpreted to provide for each of these approaches, depending upon the meaning attributed to the word "for" in the Proposal.

The Staff frequently has concurred with the exclusion under Rule 14a-8(i)(3) of proposals in which certain words or phrases were similarly susceptible to multiple interpretations as vague and indefinite. For example, in *International Business Machines Corp.* (avail. Jan. 10, 2003), the proposal requested that there be two nominees for each "new member" of the company's board of directors. The proposal was susceptible to multiple interpretations depending upon the meaning attributed to the phrase "new member." Under one interpretation, the proposal would not apply to any incumbent director nominees because they would not be "new." However, under another interpretation, the proposal would apply to all nominees in the next election because they all seek a new term of membership. The Staff concurred with the exclusion of the proposal as vague and indefinite under Rule 14a-8(i)(3). *See also International Business Machines Corp.* (avail. Feb. 2, 2005) (concurring with the exclusion of a proposal seeking to reduce the compensation of the executives "responsible" for the reduction in the dividend paid to stockholders as vague and indefinite where multiple possible interpretations of responsibility would result in different executive being affected); and *Bank Mutual Corp.* (avail. Jan. 11, 2005) (concurring with the exclusion of a proposal seeking to establish "a mandatory retirement age . . . for all directors upon attaining the age of 72 years" as vague and indefinite where such phrase could be interpreted as setting the retirement age at 72 or as requiring that a retirement age be chosen for each director on his or her 72nd birthday). Similarly, as explained above, implementation of the Proposal would result in substantially different effects upon the Majority Voting Provisions depending upon the meaning attributed to the word "for." Because the Proposal is susceptible to such different interpretations, it may be excluded under Rule 14a-8(i)(3) as vague and indefinite.

Consistent with Staff precedent, the Company's stockholders cannot be expected to make an informed decision on the merits of the Proposal if they are unable "to determine with any

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[Footnote continued from previous page]

Thus, it is of no consequence for this purpose that the Company's Majority Voting Provisions are not mandated by state law, as was the case with cumulative voting in *Pinnacle West Capital Corp.*, because the Proposal does not ask that the Company eliminate its Majority Voting Provisions and, as addressed in the text above, there are a variety of methods by which cumulative voting could be implemented while retaining the Majority Voting Provisions. However, because those alternatives have significantly different effects, neither the Company nor its stockholders can tell what approach is required by the Proposal.

reasonable certainty exactly what actions or measures the proposal requires." SLB 14B. *See also Boeing Corp.* (avail. Feb. 10, 2004) (excluding a proposal under Rule 14a-8(i)(3) where stockholders were not provided with a definition of the standard that the proposal sought to adopt); and *Capital One Financial Corp.* (avail. Feb. 7, 2003) (excluding a proposal under Rule 14a-8(i)(3) where the company argued that its stockholders "would not know with any certainty what they are voting either for or against"). Here, the Proposal is subject to alternative interpretations with respect to which kinds of votes can be cumulated. Moreover, neither the Company's stockholders nor its Board would be able to determine with any certainty what actions the Company would be required to take in order to comply with the Proposal. Accordingly, we believe that as a result of the vague and indefinite nature of the Proposal, the Proposal is impermissibly misleading and, thus, excludable in its entirety under Rule 14a-8(i)(3).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2009 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or W. Michael McGuire, the Company's Assistant Secretary, at (989) 636-9185.

Sincerely,

Ronald O. Mueller

ROM/mbd
Enclosures

cc: W. Michael McGuire, The Dow Chemical Company
John Chevedden
William Steiner

EXHIBIT A

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

RECEIVED
... 2008
Office of Corporate Secretary

Mr. Andrew N. Liveris
Chairman
Dow Chemical Company (DOW)
2030 Dow Center
Midland MI 48674

Rule 14a-8 Proposal

Dear Mr. Liveris,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden *** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***
to facilitate prompt and verifiable communications.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

William Steiner

William Steiner

10/28/08
Date

cc: Charles J. Kalil
Corporate Secretary
PH: 989 636-1000
FX: 989 832-1556
Thomas Moran <temoran@dow.com>
Assistant Secretary
PH: 989-638-2176
FX: 989-638-1740

[DOW: Rule 14a-8 Proposal, November 3, 2008]

3 – Cumulative Voting

RESOLVED: Cumulative Voting. Shareholders recommend that our Board take the steps necessary to adopt cumulative voting. Cumulative voting means that each shareholder may cast as many votes as equal to number of shares held, multiplied by the number of directors to be elected. A shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates. Under cumulative voting shareholders can withhold votes from certain poor-performing nominees in order to cast multiple votes for others.

Statement of William Steiner

Cumulative voting won 54%-support at Aetna and greater than 51%-support at Alaska Air in 2005 and in 2008. It also received greater than 53%-support at General Motors (GM) in 2006 and in 2008. The Council of Institutional Investors www.cii.org recommended adoption of this proposal topic. CalPERS also recommend a yes-vote for proposals on this topic.

Cumulative voting allows a significant group of shareholders to elect a director of its choice – safeguarding minority shareholder interests and bringing independent perspectives to Board decisions. Cumulative voting also encourages management to maximize shareholder value by making it easier for a would-be acquirer to gain board representation. It is not necessarily intended that a would-be acquirer materialize, however that very possibility represents a powerful incentive for improved management of our company.

Please encourage our board to respond positively to this proposal:

Cumulative Voting
Yes on 3

Notes:
William Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;

- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

2030 Dow Center

The Dow Chemical Company

November 04, 2008

Via Mail

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Stockholder Proposal on Cumulative Voting

Dear Mr. Steiner:

By way of this letter, I wish to acknowledge timely receipt on November 03, 2008 of a stockholder proposal on cumulative voting that you are submitting for the 2009 Annual Meeting of Stockholders of The Dow Chemical Company. We understand that you are appointing Mr. John Chevedden as your representative and substitute, and I will direct communications to Mr. Chevedden as you have instructed.

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that each shareholder proponent must submit sufficient proof that it has continuously held at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. To date, we have not received such proof of ownership.

To remedy this defect, you must submit sufficient proof of your ownership of Company shares. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, as of the date the proposal was submitted, you continuously held the requisite number of Company shares for at least one year; or

- if you have filed with the Securities and Exchange Commission ("SEC") a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the required number of shares for the one-year period.

The rules of the SEC require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date this letter is received. For your reference, please find enclosed a copy of Rule 14a-8.

Dow's Annual Meeting will be held on May 14, 2009, in Midland, Michigan. Thank you.

Sincerely,

W. Michael McGuire

W. Michael McGuire
Assistant Secretary
989-636-9185
Fax: 989-638-1740
wmmcguire@dow.com

Enclosure – Rule 14a-8 of the Securities Exchange Act of 1934

cc: John Chevedden, via Overnight Mail

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

   1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

   2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

      i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

      ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

         A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

         B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

         C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

I. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

    1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy

statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

   i. The proposal;

   ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

   iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

-----Original Message-----
From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Monday, November 17, 2008 11:49 AM
To: McGuire, Mike (WM) - Legal
Subject: Rule 14a-8 Broker Letter (DOW) CUV

Mr. McGuire,
Attached is the broker letter requested. Please advise within one business day whether there is any further rule 14a-8 requirement.
Sincerely,
John Chevedden

DJF

DISCOUNT BROKERS

Date: 17 Nov 2008

To whom it may concern:

As introducing broker for the account of William Steiner, account number ____________ held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 6000 shares of Dow Chemical Co.; having held at least two thousand dollars worth of the above mentioned security since the following date: 1/24/06, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 11-17-08 # of pages ▶
To Michael McGuire	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***
Fax # 989-638-1740	Fax #